EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (no. 333-47935) on Form S-8 of Ethan Allen Interiors Inc. of our report dated June 26, 2008 with respect to the statements of net assets available for benefits of The Ethan Allen Retirement Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the Ethan Allen Retirement Savings Plan.

/s/ KPMG LLP

Stamford, CT
June 26, 2008